AMPERICO CORP.
                              42 Rockwood Crescent,
                             Thornhill, ON, L4J 7T2
                                     Canada

January 4, 2013

VIA EDGAR

Celeste M. Murphy
Attorney-Advisor
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re: Amperico Corp. (the "Company")
    Registration Statement on Form S-1
    Filed: July 18, 2012, September 25, 2012, November 09, 2012,
            December 14, 2012, December 20, 2012, December 26, 2012. File No. 333-182728

Dear Ms. Murphy,

I am President of the Company and write this letter on behalf of the Company. At this time I respectfully apply for an acceleration of the effective date of the Registration Statement for the Company for Wednesday, January 9, 2013 at 1:00 p.m. EDT or as reasonable as practicable thereafter.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require any further information.

Yours truly,

AMPERICO CORP.


Per: /s/ Alex Norton
    -----------------------------------
    Alex Norton
    President & C.E.O.